

October 30, 2013

Via E-mail
Mr. J. Michael Kirksey
Chief Financial Officer
GSE Holding, Inc.
19103 Gundle Road
Houston, TX 77073

> **Re: GSE Holding, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **Form 10-Q for the Period Ended June 30, 2013**
> **Filed August 9, 2013**
> **File No. 1-35382**

Dear Mr. Kirksey:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your Form 10-K filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your Form 10-K filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Business, page 1

1.   We note the discussion in your earnings call for the fourth quarter of 2012 relating to your project pipeline and current backlog. In future filings, please include the backlog disclosure required by Item 101(c)(1)(viii) of Regulation S-K.

Management's Discussion and Analysis…, page 29

Year Ended December 31, 2012 Compared to Year Ended December 31, 201, page 34

2.   Please show us how you will revise your future filings to more fully address how changes in foreign currency exchange rates affected each of your material income statement line items for the periods presented. For example, your current discussion appears to focus primarily on the impact to net sales and gross profit but it is unclear how cost of products and SG&A were affected.

Consolidated Financial Statements, page 50

2. Summary of Significant Accounting Policies, page 56

3.   In future filings, please disclose whether a portion of your depreciation and/or amortization is included in cost of products. If depreciation or amortization is not allocated to cost of products, please remove the gross profit subtotal from your future filings. In addition, please ensure that your disclosures throughout the filing relating to cost of products indicate that it is exclusive of depreciation and/or amortization. Please refer to SAB 11:B.

Exhibits 31.1 and 31.2

4.   We note that your management certifications do not conform to the format provided in Item 601(b)(31) of Regulation S-K. Specifically, the opening sentence of paragraph 4 should make reference to the certifying officers' responsibility for establishing and maintaining internal controls over financial reporting as well as disclosure controls and procedures. Please amend your Form 10-K accordingly and in doing so, re-file your Form 10-K in its entirety. When you amend your Form 10-K, please ensure that your management certifications are currently dated and make reference to the Form 10-K/A.

Form 10-Q for the Period Ended June 30, 2013

Condensed Consolidated Financial Statements, page 3

11. Long Term Debt, page 11

5.   In the third paragraph on page 12 you disclose that the sixth amendment reduced your borrowing capacity under the revolving credit facility from $35 million to approximately $21.5 million and that after the amendment, you had utilized the full capacity under the First Lien Credit Facility. However, in the fifth paragraph on page 12 you indicate that you had $19.5 million of capacity under the Revolving Credit Facility after taking into account outstanding loan advances and letters of credit. Please supplementally clarify for us how much borrowing capacity was available to you under the Revolving Credit

Facility as of June 30, 2013 and revise your future filings to ensure that this information is clearly disclosed.

6.   We also note your disclosure on page 11 that you were not in compliance with the total leverage ratio covenant, necessitating a waiver and sixth amendment to the facility. We also note your disclosure on page 12 that you expect to meet your debt covenants through June 30, 2014. Please confirm that, if it becomes reasonably likely that, without a waiver or amendment to the facility, you may violate one or more of your debt covenants again in the future, you will revise your future filings to disclose the required ratios/amounts for any material debt covenants as well as the actual ratios/amounts as of each reporting date. This will allow investors to better understand your current compliance status and ability to meet your financial covenants. Please also confirm that, if these requested disclosures become applicable, you will show the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. Please see Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Management's Discussion and Analysis…, page 19

Critical Accounting Policies and Estimates, page 29

7.   You disclose on page 29 that the fair value of your North America reporting unit exceeded the carrying value by only 5% as of December 31, 2012. We further note from your MD&A discussion on pages 19 and 20 that North America net sales decreased by $8.7 million (9%) and gross profit decreased by $4.9 million (22%) during the six months ended June 30, 2013. Please tell us how you considered ASC 350-20-35-30 in determining it was not necessary to also perform an interim goodwill impairment test for your North America reporting unit as of June 30, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Erin Jaskot, Staff Attorney, at (202) 551-3442 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief